Exhibit 21.1

Subsidiaries

Name of Incorporation	State or Other Jurisdiction
Orbital Satcom Corp.	Nevada
Global Telesat Communications Limited	England and Wales
NextPlat B.V.	Netherlands
Progressive Care Inc.	Delaware
Pharmco, LLC (doing business as Pharmcorx and Pharmcorx LTC)	Florida
Touchpoint RX, LLC (doing business as Pharmco Rx 1002, LLC)	Florida
Family Physicians RX, Inc. (doing business as PharmcoRx 1103 and Pharmcorx 1204)	Florida
ClearMetrX, Inc.	Florida